Exhibit 99.1

AMENDMENT NO.1 TO THE ARRANGEMENT AGREEMENT

THIS AGREEMENT made as of the 13th day of December, 2021.

A M O N G:

NEWCREST MINING LIMITED, a corporation existing under the laws of Australia with its head office at Level 8, 600 St. Kilda Road, Melbourne VIC 3004, Australia (the “Purchaser”)

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NEWCREST BC MINING LTD., a company existing under the laws of British Columbia, with its registered and records office at Suite 2400, 745 Thurlow Street, Vancouver , BC, V6E 0C5   Canada (“Acquireco”)

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PRETIUM RESOURCES INC. a corporation existing under the laws of British Columbia, with its registered and records office at Suite 2300, 1055 Dunsmuir Street, Vancouver, BC V7X 1L4 (the “Company”)

WHEREAS the board of directors of the Company has approved and agreed to effect, subject to certain conditions, including obtaining approval of the Company’s shareholders and holders of outstanding options to purchase shares of the Company (collectively, the “Shareholders”), voting together as a single class, at the special meeting of Shareholders to be held on January 20, 2022, a statutory plan of arrangement under Section 288 of the Business Corporations Act (British Columbia) on the terms and conditions set out in the arrangement agreement dated November 8, 2021 (the “Arrangement Agreement”) and the plan of arrangement (the “Plan of Arrangement”) annexed thereto as Schedule A;

AND WHEREAS the parties hereto, as parties to the Arrangement Agreement, have agreed to amend the Plan of Arrangement on the terms and conditions hereinafter set forth;

NOW THEREFORE IN CONSIDERATION of the mutual covenants and agreements contained in this Amendment Agreement and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged), it is agreed that:

1.	Amended Form of Plan of Arrangement

Schedule A to the Arrangement Agreement shall be deleted in its entirety and replaced with the revised form of the Plan of Arrangement attached hereto as Exhibit A.

[INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the parties hereto have executed this Amendment Agreement as of the date first written above.

NEWCREST MINING LIMITED

Per:	Signed “Sandeep Biswas”
Name: Sandeep Biswas
Title: Director

NEWCREST BC MINING LTD.

Per:	Signed “Seil Song”
Name: Seil Song
Title: Director

Per:	Signed “Maria Sanz Perez”
Name: Maria Sanz Perez
Title: Director

PRETIUM RESOURCES INC.

Per:	Signed “Jacques Perron”
Name: Jacques Perron
Title: President & CEO

EXHIBIT A
AMENDED FORM OF PLAN OF ARRANGEMENT

See attached.

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Article 1
INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms shall have the meaning hereinafter set out:

“Acquireco” means Newcrest BC Mining Ltd., a company existing under the laws of British Columbia;

“Acquireco Shares” means common shares in the capital of Acquireco;

“Affected Person” has the meaning set forth in Section 5.3;

“All Cash Consideration” means, subject to adjustment under Section 2.13 of the Arrangement Agreement, $18.50 in cash per Company Share;

“All Share Consideration” means, subject to adjustment under Section 2.13 of the Arrangement Agreement, 0.8084 of a Purchaser Share per Company Share;

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions;

“Arrangement” means the arrangement of the Company under Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order (with the prior written consent of the Company and the Purchaser, each acting reasonably);

“Arrangement Agreement” means the arrangement agreement dated November 8, 2021 to which this Plan of Arrangement is attached as Schedule A, and all schedules annexed thereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution of the Company Shareholders approving the Arrangement which is to be considered at the Company Meeting, substantially in the form of Schedule B to the Arrangement Agreement;

“Authorization” means, with respect to any Person, any authorization, Order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, of, from or required by any Governmental Entity having jurisdiction over the Person;

“BCBCA” means the Business Corporations Act (British Columbia), and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Business Day” means any day, other than a Saturday, a Sunday or any day on which banks are closed or authorized to be closed for business in Vancouver, British Columbia, in Melbourne, Australia or in New York, United States;

“Canadian Securities Laws” means the Securities Act (British Columbia), together with all other applicable securities Laws, rules and regulations and published policies thereunder or under the securities laws of any other province or territory of Canada;

“Cash Adjustment Factor” means a number, rounded to six decimal places, equal to one minus the Share Pro-Ration Factor;

“Cash Consideration” means, subject to adjustment under Section 2.13 of the Arrangement Agreement, $9.25 in cash per Company Share;

“Cash Electing Shareholder” means a Company Shareholder that has validly elected to receive the All Cash Consideration in accordance with Section 3.2(a) of the Plan of Arrangement;

“Cash Election” has the meaning specified in Section 3.2(a);

“Cash Election Share” means each Company Share in respect of which a Company Shareholder has made a valid Cash Election in accordance with Section 3.1(h);

“Cash Pro-Ration Factor” means the fraction, rounded to six decimal places, the numerator of which is the Maximum Cash Consideration and the denominator of which is the Total Elected Cash Consideration;

“Combination Consideration” means the Cash Consideration paid by Acquireco and the Share Consideration issued by Purchaser;

“Company” means Pretium Resources Inc., a corporation existing under the laws of British Columbia and, after the amalgamation in Section 3.1(f), means the corporation resulting from amalgamation in Section 3.1(f);

“Company DSU Plan” means the Company’s deferred share unit plan having an effective date of December 11, 2018;

“Company DSUs” means outstanding deferred share units granted under the Company DSU Plan;

“Company Option Plan” means the amended and restated incentive stock option plan of the Company dated March 27, 2019, as the same may be amended, supplemented or otherwise modified from time to time;

“Company Options” means outstanding options to purchase Company Shares granted under the Company Option Plan;

“Company PSUs” means outstanding performance share units granted under the Company RSU Plan;

“Company RSU Plan” means the Company’s restricted share unit plan dated March 27, 2019, which was approved by Company Shareholders at the annual general and special meeting on May 2, 2019;

“Company RSUs” means outstanding restricted stock units granted under the Company RSU Plan;

“Company Shareholders” means the registered and/or beneficial holders of Company Shares and, for the purposes of the Company Meeting, the Arrangement Resolution and the Company Shareholder Approval, includes the holders of Company Options to the extent required by, and on the terms specified in, the Interim Order;

“Company Shares” means the common shares in the authorized share capital of the Company;

“Consideration” means, subject to proration, the Cash Consideration, the Share Consideration and/or the Combination Consideration, as set out in this Plan of Arrangement;

“Consideration Shares” means the Purchaser Shares to be issued as part of the Consideration pursuant to the Arrangement;

“Court” means the Supreme Court of British Columbia or other competent court, as applicable;

“Depositary” means Computershare Investor Services Inc.;

“Dissent Rights” has the meaning set forth in Section 4.1(a);

“Dissent Shares” means Company Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights;

“Dissenting Shareholder” means a registered Company Shareholder who has duly exercised a Dissent Right and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of Company Shares in respect of which Dissent Rights are validly exercised by such Company Shareholder;

“Effective Date” means the date on which the Arrangement becomes effective, as set out in Section 2.7 of the Arrangement Agreement;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time as agreed to by the Company and the Purchaser in writing;

“Election Deadline” means 5:00 p.m. (Vancouver time) two Business Days prior to the Company Meeting;

“Final Order” means the final order of the Court in a form acceptable to the Purchaser and the Company, each acting reasonably, pursuant to Section 291 of the BCBCA approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of both the Purchaser and the Company, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Purchaser and the Company, each acting reasonably) on appeal;

“Governmental Entity” means: (a) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, minister, ministry, bureau, agency or instrumentality, domestic or foreign; (b) any stock exchange, including the TSX and NYSE; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

“Interim Order” means the interim order of the Court contemplated by Section 2.2 of the Arrangement Agreement and made pursuant to the BCBCA, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended, modified, supplemented or varied by the Court (with the consent of the Company and the Purchaser, each acting reasonably);

“Law” or “Laws” means, with respect to any Person, any applicable laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other legally binding requirements, whether domestic or foreign, and the terms and conditions of any Authorization of or from any Governmental Entity, and, for greater certainty, includes Canadian Securities Laws;

“Letter of Transmittal and Election Form” means the letter of transmittal and election form sent to Company Shareholders for use in connection with the Arrangement.

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Maximum Cash Consideration” has the meaning specified in Section 3.3(a).

“Maximum Share Consideration” has the meaning specified in Section 3.4(a).

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, or decrees of any Governmental Entity (in each case, whether temporary, preliminary or permanent);

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with the Arrangement Agreement and this Plan of Arrangement or upon the direction of the Court (with the prior written consent of the Company and the Purchaser, each acting reasonably) in the Final Order;

“Pretivm Exploration” means Pretium Exploration Inc., a corporation existing under the laws of British Columbia and a wholly owned subsidiary of the Company prior to the amalgamation in Section 3.1(f);

“Purchaser” means Newcrest Mining Limited, a corporation existing under the laws of Australia;

“Purchaser Midco” means Newcrest International Pty Ltd.;

“Purchaser Midco Shares” means shares in the capital of Purchaser Midco;

“Share Adjustment Factor” means a number, rounded to six decimal places, equal to one minus the Cash Pro-Ration Factor;

“Share Consideration” means, subject to adjustment under Section 2.13 of the Arrangement Agreement, 0.4042 of a Purchaser Share per Company Share;

“Share Election” has the meaning specified in Section 3.2(b);

“Share Election Share” means each Company Share in respect of which a Company Shareholder has made a valid Share Election in accordance with Section 3.1(i);

“Share Electing Shareholder” means a Company Shareholder that has validly elected to receive the All Share Consideration in accordance with Section 3.2(b) of the Plan of Arrangement;

“Share Pro-Ration Factor” means the fraction, rounded to six decimal placed, the numerator of which is the Maximum Share Consideration and the denominator of which is the Total Elected Share Consideration;

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Tax Act” means the Income Tax Act (Canada);

“Total Elected Cash Consideration” has the meaning attributed to that term in Section 3.3(b);

“Total Elected Share Consideration” has the meaning attributed to that term in Section 3.4(b); and

“Withholding Obligation” has the meaning set forth in Section 5.3.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section or Annex by number or letter or both refer to the Article, Section or Annex, respectively, bearing that designation in this Plan of Arrangement.

1.3	Date for any Action

If the date on or by which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.4	Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.5	References to Persons and Statutes

A reference to a Person includes any successor to that Person. A reference to any statute includes all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supersedes any such statute or regulation.

1.6	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.7	Time References

References to time are to local time, Vancouver, British Columbia, unless otherwise specified.

1.8	Time

Time shall be of the essence in this Plan of Arrangement.

Article 2
EFFECT OF ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

2.2	Binding Effect

At the Effective Time, this Plan of Arrangement and the Arrangement shall without any further authorization, act or formality on the part of the Court become effective and be binding upon the Purchaser, the Company, the Depositary, the registrar and transfer agent of Company, Acquireco, all registered and beneficial Company Shareholders, including Dissenting Shareholders and holders of Company Options, Company RSUs, Company PSUs or Company DSUs.

Article 3
ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, each of the following events shall occur and shall be deemed to occur consecutively in the following order, five minutes apart, except where noted, without any further authorization, act or formality:

(a)	each Company DSU, Company PSU, and Company RSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Company DSU Plan or Company RSU Plan, respectively, shall be deemed to be unconditionally vested (which, for greater certainty, shall include the full vesting of Company PSUs on the basis that all performance criteria associated therewith had been achieved and a 200% performance multiplier was applicable to such vesting), and such Company DSU, Company PSU, or Company RSU, as the case may be, shall, without any further action by or on behalf of a holder the Company DSU, Company PSU, or Company RSU, be deemed to be assigned and transferred by such holder to the Company (free and clear of all Liens) in exchange for a cash payment equal to the All Cash Consideration for each Company DSU, Company PSU, or Company RSU, respectively and such Company DSU, Company PSU, or Company RSU shall immediately be cancelled;

(b)	concurrently with the step described in Section 3.1(a), (i) each holder of Company DSUs, Company PSUs, and Company RSUs, respectively, shall cease to be a holder of such Company DSUs, Company PSUs, or Company RSUs (ii) each such holder’s name shall be removed from each applicable register maintained by Company, (iii) the Company DSU Plan and Company RSU Plan and all agreements relating to the Company DSUs, Company PSUs, and Company RSUs shall be terminated and shall be of no further force and effect, and (iv) each such holder shall thereafter have only the right to receive, from the Company as described in Section 5.1 below, the consideration to which they are entitled to receive pursuant to Section 3.1(a), at the time and in the manner specified therein;

(c)	each Company Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Company Option Plan, shall be deemed to be unconditionally vested and exercisable, and such Company Option shall, without any further action by or on behalf of a holder of Company Options, be deemed to be assigned and transferred by such holder to the Company (free and clear of all Liens) in exchange for a cash payment equal to the amount (if any) by which the All Cash Consideration in respect of each Company Share underlying each Company Option exceeds the exercise price of such Company Option and such Company Option shall immediately be cancelled and, for greater certainty, where such amount is zero or negative, none of the Company, the Depositary, the Purchaser nor Acquireco shall be obligated to pay the holder of such Company Option any amount in respect of such Company Option;

(d)	concurrently with the step described in Section 3.1(c), (i) each holder of Company Options shall cease to be a holder of such Company Options (ii) each such holder’s name shall be removed from each applicable register maintained by Company, (iii) the Company Option Plan and all agreements relating to the Company Options shall be terminated and shall be of no further force and effect, and (iv) each such holder shall thereafter have only the right to receive, from the amount held in escrow by the Depositary or the Company as described in Section 5.1 below, the consideration to which they are entitled to receive pursuant to Section 3.1(c), at the time and in the manner specified therein;

(e)	The capital of the issued and outstanding shares of Pretivm Exploration is reduced to $1.00, without any payment or distribution;

(f)	The Company and Pretivm Exploration amalgamate and continue as one company as if the amalgamation occurred pursuant to section 273 of the BCBCA with the following result: (i) the shares of Pretivm Exploration being cancelled on the amalgamation without any repayment of capital in respect of those shares; (ii) the amalgamated company having, as its notice of articles, the notice of articles of the Company; and (iii) the capital of the amalgamated company being the same as the capital of the Company;

(g)	each of the Company Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to Acquireco (free and clear of all Liens) in consideration for a debt claim against Acquireco for the amount determined under Article 4, and:

(i)	such Dissenting Shareholders shall cease to be the holders of such Company Shares and to have any rights as holders of such Company Shares other than the right to be paid fair value for such Company Shares as set out in Section 4.1;

(ii)	such Dissenting Shareholders’ names shall be removed as the holders of such Company Shares from the registers of Company Shares maintained by or on behalf of Company; and

(iii)	Acquireco shall be deemed to be the transferee of such Company Shares free and clear of all Liens, and Acquireco shall be entered in the registers of Company Shares maintained by or on behalf of Company, as the holder of such Company Shares;

(h)	concurrently with the steps described in Section 3.1(i) to 3.1(l) subject to proration in accordance with Section 3.3, each Cash Election Share outstanding immediately prior to the Effective Time (other than Company Shares held by a Dissenting Shareholder who has validly exercised their Dissent Right, the Purchaser, Acquireco or any of their respective affiliates) shall, without any further action by or on behalf of a holder of Company Shares, be deemed to be assigned and transferred by the holder thereof to Acquireco (free and clear of all Liens) in exchange for the All Cash Consideration from Acquireco, and:

(i)	the holders of such Company Shares shall cease to be the holders thereof and to have any rights as holders of such Company Shares other than the right to be paid the Consideration by the Depositary in accordance with this Plan of Arrangement;

(ii)	such holders’ names shall be removed from the register of the Company Shares maintained by or on behalf of the Company; and

(iii)	Acquireco shall be deemed to be the transferee of such Company Shares (free and clear of all Liens) and Acquireco shall be entered in the register of the Company Shares maintained by or on behalf of the Company;

(i)	concurrently with the steps described in Section 3.1(h) and in Sections 3.1(j) to 3.1(l) subject to proration in accordance with Section 3.4, each Share Election Share outstanding immediately prior to the Effective Time (other than Company Shares held by a Dissenting Shareholder who has validly exercised their Dissent Right, the Purchaser, Acquireco or any of their respective affiliates) shall, without any further action by or on behalf of a holder of Company Shares, be deemed to be assigned and transferred by the holder thereof to Acquireco (free and clear of all Liens) in exchange for the All Share Consideration from the Purchaser, and:

(i)	the holders of such Company Shares shall cease to be the holders thereof and to have any rights as holders of such Company Shares other than the right to be paid the Consideration by the Depositary in accordance with this Plan of Arrangement;

(ii)	such holders’ names shall be removed from the register of the Company Shares maintained by or on behalf of the Company; and

(iii)	Acquireco shall be deemed to be the transferee of such Company Shares (free and clear of all Liens) and Acquireco shall be entered in the register of the Company Shares maintained by or on behalf of the Company;

(j)	concurrently with the steps described in Sections 3.1(h), 3.1(i), 3.1(k) and 3.1(l) each Company Share outstanding immediately prior to the Effective Time (other than Company Shares held by a Dissenting Shareholder who has validly exercised their Dissent Right, the Purchaser, Acquireco or any of their respective affiliates and other than Cash Election Shares and Share Election Shares) shall, without any further action by or on behalf of a holder of Company Shares, be deemed to be assigned and transferred by the holder thereof to Acquireco (free and clear of all Liens) in exchange for the Combination Consideration, and:

(i)	the holders of such Company Shares shall cease to be the holders thereof and to have any rights as holders of such Company Shares other than the right to be paid the Combination Consideration by the Depositary in accordance with this Plan of Arrangement;

(ii)	such holders’ names shall be removed from the register of the Company Shares maintained by or on behalf of the Company; and

(iii)	Acquireco shall be deemed to be the transferee of such Company Shares (free and clear of all Liens) and Acquireco shall be entered in the register of the Company Shares maintained by or on behalf of the Company;

(k)	concurrently with the steps Section 3.1(h) to 3.1(j) and Section 3.1(l) below, in consideration for the Purchaser delivering the Purchaser Shares to the Company Shareholders in accordance with Section 3.1(i) and 3.1(j), Acquireco Shares with an aggregate fair market value equal to the aggregate fair market value of the Purchaser Shares delivered in Sections 3.1(i) and 3.1(j) shall be issued by Acquireco to Purchaser Midco, and in respect thereof, there shall be added to the stated capital account maintained by Acquireco for the Acquireco Shares an amount equal to the fair market value of the Purchaser Shares delivered in Section 3.1(i) and 3.1(j); and

(l)	concurrently with the steps described in Sections 3.1(h) to 3.1(k), in consideration for Acquireco issuing Acquireco Shares to Purchaser Midco in accordance with Section 3.1(k) Purchaser Midco Shares with an aggregate fair market value equal to the aggregate fair market value of the Purchaser Shares delivered in Sections 3.1(i) and 3.1(j) shall be issued by Purchaser Midco to the Purchaser.

it being expressly provided that the events provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

3.2	Election Mechanics

With respect to the exchange of Company Shares effected pursuant to Section 3.1(d):

(a)	each Company Shareholder who has not exercised Dissent Rights and other than the Purchaser, Acquireco or any of their respective affiliates, may elect to receive the All Cash Consideration in respect of each Company Share held by such Company Shareholder (such election being a “Cash Election”), with such All Cash Consideration subject to proration in accordance with Section 3.3.

(b)	each Company Shareholder who has not exercised Dissent Rights and other than the Purchaser, Acquireco or any of their respective affiliates, may elect to receive the All Share Consideration in respect of each Company Share held by such Company Shareholder (such election being a “Share Election”), with such All Share Consideration subject to proration in accordance with Section 3.4.

(c)	in order to make the election provided for in Section 3.2(a) or (b), a Company Shareholder must deposit with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such Company Shareholder’s election, which election shall be irrevocable and may not be withdrawn, together with any certificates representing the Company Shares held by such Company Shareholder; and

(d)	for the avoidance of doubt, any Company Shareholder who (i) does not make a valid Cash Election or a valid Share Election prior to the Election Deadline in accordance with this Section 3.2, or (ii) exercises Dissent Rights but, for any reason, is not ultimately determined to be entitled to be paid the fair value of his, her or its Company Shares in accordance with Article 4 shall, in each case, be deemed to have transferred each of his, her or its Company Shares to Acquireco in exchange for the Combination Consideration pursuant to Section 3.1(j).

3.3	Cash Proration

Notwithstanding Section 3.2 or any other provision herein to the contrary:

(a)	the maximum aggregate amount of cash consideration to be paid to Cash Electing Shareholders pursuant to Section 3.1(h) (the “Maximum Cash Consideration”) shall be the product of (i) the Cash Consideration; and (ii) the number of Company Shares (excluding Company Shares in respect of which Dissent Rights have been exercised, Company Shares held by the Purchaser, Acquireco or any of their respective affiliates and Company Shares for which neither a Cash Election nor a Share Election has been made) that are issued and outstanding immediately prior to the Effective Time; and

(b)	in the event that the aggregate amount of All Cash Consideration that would otherwise be payable to Cash Electing Shareholders pursuant to Section 3.1(d) but for the application of this Section 3.3 (the “Total Elected Cash Consideration”) exceeds the Maximum Cash Consideration, then:

(i)	the portion of the consideration in respect of each Company Share transferred to Acquireco pursuant to Section 3.1(h) to be satisfied in cash shall be determined by multiplying the All Cash Consideration by the Cash Pro-Ration Factor; and

(ii)	the balance of the consideration in respect of each Company Share transferred to Acquireco pursuant to Section 3.1(h) to be satisfied by the issuance of that number of Purchaser Shares which is determined by multiplying the All Share Consideration by the Share Adjustment Factor.

3.4	Share Proration

Notwithstanding Section 3.2 or any other provision herein to the contrary:

(a)	the maximum aggregate amount of Purchaser Shares to be paid to Share Electing Shareholders pursuant to Section 3.1(i) (the “Maximum Share Consideration”) shall be the product of (i) the Share Consideration; and (ii) the number of Company Shares (excluding Company Shares in respect of which Dissent Rights have been exercised, Company Shares held by the Purchaser, Acquireco or any of their respective affiliates, and Company Shares for which neither a Cash Election nor a Share Election has been made) that are issued and outstanding immediately prior to the Effective Time; and

(b)	in the event that the aggregate amount of All Share Consideration that would otherwise be payable to Share Electing Shareholders pursuant to Section 3.1(g) but for the application of this Section 3.4 (the “Total Elected Share Consideration”) exceeds the Maximum Share Consideration, then:

(i)	the portion of the consideration in respect of each Company Share transferred to Acquireco pursuant to Section 3.1(i) to be satisfied by the issuance of Purchaser Shares shall be determined by multiplying the All Share Consideration by the Share Pro-Ration Factor; and

(ii)	the balance of the consideration in respect of each Company Share transferred to Acquireco pursuant to Section 3.1(i) to be satisfied by the payment of cash which is determined by multiplying the All Cash Consideration by the Cash Adjustment Factor.

3.5	No Fractional Shares and Rounding of Cash Consideration

(a)	In no event shall any holder of Company Shares be entitled to receive a fractional Purchaser Share under this Plan of Arrangement. Where the aggregate number of Purchaser Shares to be issued to a Company Shareholder as consideration under this Plan of Arrangement would result in a fraction of a Purchaser Share being issuable, the number of Purchaser Shares to be issued to such Company Shareholder shall be rounded down to the closest whole number and, no consideration shall be paid in lieu of the issuance of a fractional Purchaser Share.

(b)	If the aggregate cash amount a Company Shareholder is entitled to receive pursuant to Section 3.1 would otherwise include a fraction of $0.01, then the aggregate cash amount such Company Shareholder shall be entitled to receive shall be rounded down to the nearest whole $0.01.

Article 4
DISSENT RIGHTS

4.1	Dissent Rights

(a)	In connection with the Arrangement, each registered Company Shareholder may exercise rights of dissent (“Dissent Rights”) with respect to the Company Shares held by such Company Shareholder pursuant to and in the manner set forth in sections 237 to 247 of the BCBCA, as modified by the Interim Order and this Section 4.1(a); provided that, notwithstanding section 242(1)(a) of the BCBCA, the written objection to the Arrangement Resolution referred to in section 242(1)(a) of the BCBCA must be received by Company not later than 4:00 p.m. (Vancouver time) two Business Days immediately preceding the date of the Company Meeting. Dissenting Shareholders who:

(i)	are ultimately entitled to be paid by Acquireco fair value for their Dissent Shares (1) shall be deemed to not to have participated in the transactions in Article 3 (other than Section 3.1(h)); (2) shall be deemed to have transferred and assigned such Dissent Shares (free and clear of any Liens) to Acquireco in accordance with Section 3.1(d); (3) will be entitled to be paid the fair value of such Dissent Shares by Acquireco, which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted at the Company Meeting; and (4) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Company Shares; or

(ii)	are ultimately not entitled, for any reason, to be paid by Acquireco fair value for their Dissent Shares, shall be deemed to have participated in the Arrangement in respect of those Company Shares on the same basis as a non- dissenting Company Shareholder.

(b)	In no event shall Acquireco, the Purchaser or the Company or any other Person be required to recognize a Dissenting Shareholder as a registered or beneficial holder of Company Shares or any interest therein (other than the rights set out in this Section 4.1) at or after the Effective Time, and at the Effective Time the names of such Dissenting Shareholders shall be deleted from the central securities register of the Company as at the Effective Time.

(c)	For greater certainty, in addition to any other restrictions in the Interim Order, no Person shall be entitled to exercise Dissent Rights with respect to Company Shares in respect of which a Person has voted or has instructed a proxyholder to vote in favour of the Arrangement Resolution.

Article 5
CERTIFICATES AND PAYMENT

5.1	Certificates and Payments

(a)	Following receipt of the Final Order and in any event no later than the Business Day prior to the Effective Date, the Purchaser or Acquireco shall deliver or cause to be delivered to the Depositary (i) Consideration Shares to satisfy the Share Consideration payable to the Company Shareholders which Consideration Shares shall be held by the Depositary in escrow as agent and nominee for such former Company Shareholders; and (ii) sufficient funds to satisfy the aggregate Cash Consideration payable to the Company Shareholders and the holders of the Company Options in accordance with Section 3.1, which cash shall be held by the Depositary in escrow as agent and nominee for such former Company Shareholders or former holder of Company Options for distribution thereto in accordance with the provisions of this Article 5.

(b)	Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Company Shares that were transferred pursuant to Section 3.1, together with a duly completed and executed Letter of Transmittal and Election Form and any such additional documents and instruments as the Depositary may reasonably require, the registered holder of the Company Shares represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Company Shareholder, as soon as practicable, the Consideration that such Company Shareholder has the right to receive under the Arrangement for such Company Shares, less any amounts withheld pursuant to Section 5.3, and any certificate so surrendered shall forthwith be cancelled.

(c)	On the Effective Date, the Purchaser will direct the Depositary to make payments pursuant to this Section 5.1(c) to holders of the Company Options, or alternatively, to transfer to the Company the aggregate amount payable to such holders in accordance with Section 3.1 (such amount to be held in escrow by the Company as agent and nominee for such holders until payments pursuant to this Section 5.1(c) are made to such holders). On the Effective Date, the Depositary or the Company, as the case may be, shall pay or cause to be paid out of such escrowed amount the amounts, net of applicable withholdings, to be paid to holders of Company Options pursuant to this Plan of Arrangement, either (i) pursuant to the normal payroll practices and procedures of Company, (ii) by cheque or similar means (delivered to such holder of Company Options, as reflected on the register maintained by or on behalf of Company in respect of the Company Options) or (iii) by delivery of Consideration Shares, as applicable.

(d)	After the Effective Time and until surrendered for cancellation as contemplated by Section 5.1(b), each certificate that immediately prior to the Effective Time represented one or more Company Shares (other than the Purchaser, Acquireco or any of their respective affiliates) shall be deemed at all times to represent only the right to receive from the Depositary in exchange therefor the Consideration that the holder of such certificate is entitled to receive in accordance with Section 3.1, less any amounts withheld pursuant to Section 5.3.

5.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares that were transferred pursuant to Section 3.1(j) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration deliverable in accordance with such holder’s duly completed and executed Letter of Transmittal and Election Form. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such Consideration, give a bond satisfactory to the Purchaser and the Depositary (acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Purchaser, Acquireco and the Company in a manner satisfactory to the Purchaser, Acquireco and the Company, each acting reasonably, against any claim that may be made against the Purchaser, Acquireco and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	Withholding Rights

The Purchaser, Acquireco, the Company or the Depositary shall be entitled to deduct and withhold, or direct the Purchaser, Acquireco, the Company or the Depositary to deduct and withhold on their behalf, from any amount payable to any Person under this Plan of Arrangement (an “Affected Person”), such amounts as the Purchaser, Acquireco, the Company or the Depositary determines, acting reasonably, are required to be deducted and withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other Law (a “Withholding Obligation”). To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Affected Person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any amounts payable or otherwise deliverable to a Person under the Plan of Arrangement exceeds any amount of cash otherwise payable to such Person, the Purchaser, Acquireco or the Company, any of their affiliates and the Depositary are hereby authorized to sell or otherwise dispose, of such portion of the non-cash consideration or non-cash amounts payable, issuable or otherwise deliverable pursuant to the Plan of Arrangement to such Person as is necessary to provide sufficient funds to the Purchaser, Acquireco or the Company, any of their affiliates and the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and the Purchaser, Acquireco or the Company, any of their affiliates and the Depositary, as applicable, shall notify the relevant Person of such sale or other disposition and remit to such Person any unapplied balance of the net proceeds of such sale or other disposition (after deduction for (x) the amounts required to satisfy the required withholding under the Plan of Arrangement in respect of such Person, (y) reasonable commissions payable to the broker, and (z) other reasonable costs and expenses).

5.4	Limitation and Proscription

To the extent that a former Company Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 on or before the date that is six (6) years after the Effective Date (the “final proscription date”), then

(a)	the Consideration that such former Company Shareholder was entitled to receive shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Company Shares pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser, the Company or Acquireco, as applicable, for no consideration,

(b)	the Consideration that such former Company Shareholder was entitled to receive shall be delivered to the Purchaser or Acquireco, as applicable, by the Depositary,

(c)	the certificates formerly representing Company Shares shall cease to represent a right or claim of any kind or nature as of such final proscription date, and

(d)	any payment made by way of cheque by the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the final proscription date shall cease to represent a right or claim of any kind or nature.

5.5	Post-Effective Time Dividends and Distributions

(1)       No dividends or other distributions declared or made after the Effective Time with respect to Company Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Company Shares that were transferred pursuant to Section 2.1.

(2)       All dividends and distributions made after the Effective Time with respect to any Purchaser Shares allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary, subject to Section 5.4, in trust for the holder of such Consideration Shares. All monies received by the Depositary shall be invested by it in interest bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate. Subject to this Section 5.5, the Depositary shall pay and deliver to any such holder, as soon as reasonably practicable after application therefor is made by such holder to the Depositary in such form as the Depositary may reasonably require, such dividends and distributions and any interest thereon to which such holder is entitled pursuant to the Arrangement, net of any applicable withholding and other taxes.

5.6	No Liens

Any exchange or transfer of Company Shares pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

5.7	Paramountcy

From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Company Shares, Company Options issued prior to the Effective Time; (ii) the rights and obligations of the registered holders of Company Shares (other than the Purchaser, Acquireco or any of their respective affiliates), Company Options, and of the Company, the Purchaser, Acquireco, the Depositary and any transfer agent or other depositary in relation thereto, shall be solely as provided for in this Plan of Arrangement and the Arrangement Agreement; and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares and Company Options shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

Article 6
AMENDMENTS

6.1	Amendments

(a)	The Purchaser and the Company reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be agreed to in writing by each of the Company and the Purchaser and filed with the Court, and, if made following the Company Meeting, then: (i) approved by the Court, and (ii) if the Court directs, approved by the Company Shareholders and communicated to the Company Shareholders if and as required by the Court, and in either case in the manner required by the Court.

(b)	Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement, if agreed to by the Company and the Purchaser, may be proposed by the Company and the Purchaser at any time prior to or at the Company Meeting, with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting shall become part of this Plan of Arrangement for all purposes. For greater certainty, if the Company and the Purchaser determine, prior to the Company Meeting, that the matters contemplated by sections 3.1(e) and (f) of this Plan of Arrangement are not necessary or desirable, then the Plan of Arrangement will be amended to remove such sections together with such other consequential changes as are necessary as a result of the removal of such sections from this Plan of Arrangement and such amended Plan of Arrangement will be deemed to be the Plan of Arrangement presented to Shareholders at the Company Meeting.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting will be effective only if it is agreed to in writing by each of the Company and the Purchaser and, if required by the Court, by some or all of the Company Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made by the Company and the Purchaser without the approval of or communication to the Court or the Company Shareholders, provided that it concerns a matter which, in the reasonable opinion of the Company and the Purchaser is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the Company Shareholders.

(e)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the Arrangement Agreement.

Article 7
FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.